EXHIBIT 99.1

The Thomson Corporation
Suite 2706, Toronto Dominion Bank Tower P.O. Box 24, Toronto-Dominion Centre Toronto, Ontario M5K 1A1 Canada Tel (416) 360-8700

February 22, 2008

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

New Brunswick Securities Commission

Nova Scotia Securities Commission

Registrar of Securities, Prince Edward Island

Superintendent of Securities, Newfoundland and Labrador

Registrar of Securities, Government of Yukon Territory

Registrar of Securities, Department of Justice, Government of Northwest Territories

Registrar of Securities, Government of Nunavut

Toronto Stock Exchange

CDS Clearing and Depository Services Inc.

The Depository Trust Company

                Re:          The Thomson Corporation — Notification of Meeting and Record Date

Ladies and Gentlemen,

Pursuant to National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer (NI 54-101), we advise the following:

Date of Meeting	May 7, 2008

Record Date for Notice and Voting	March 27, 2008

Beneficial Ownership Determination Date	March 27, 2008

Class of Securities Entitled to Receive Notice of and Vote at the Meeting	Common Shares

Whether the Meeting is a Special Meeting (as defined by NI 54-101)	No

CUSIP	884903105

Sincerely,

/s/ Paula R. Monaghan

Paula R. Monaghan

Assistant Secretary